

ALTAI
RESOURCES INC.

NEWS RELEASE

TSX VENTURE: ATI - IN U.S.A.: SEC. RULE 12g3-2(b) FILE # 82-2950

Date: March 10, 2005

ALTAI RESOURCES INC. ANNOUNCES PRIVATE PLACEMENT CLOSING AND COMPANY UPDATE

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) (the "Company") announces the following transaction and Company update:

The Company has closed a non-brokered private placement of $80,000 for the issuance of 800,000 flow through common shares at $0.10 per share which are subject to hold until July 2, 2005. The proceeds will be used for the ongoing exploration work of the Company.

Altai Philippines Mining Corporation ("APMC"), the Company's 40% owned affiliate, has signed an option agreement with a group of two Australian and a Philippine company headed by Sunshine Mining Pty. Ltd. (the "Optionee") for the sale of APMC's Sibuyan lateritic nickel property, Romblon province, Philippines. The option exercise price of C$1.3 million is payable within six months of the Philippine Government signing a Mineral Profit Sharing Agreement ("MPSA") with APMC on the property. The MPSA application involves public hearings with the local governments and organisations which are to be held in the near future. The Optionee will make a non-refundable advance of US$70,000 to APMC towards the costs of the hearings. If and when the sale occurs, approximately C$720,000 of the sale proceeds will accrue to the Company as partial repayment of APMC's debt to the Company.

APMC informed the Company that its MPSA application on the Mabulao property, Camarines Norte, Philippines, has been cancelled by the Philippine Government due to APMC's insufficient working capital to maintain the number of properties it holds. APMC also informed the Company that the Samar Island MPSA application has been cancelled as the provincial government no longer intends to issue new MPSAs on that island. APMC currently has five exploration properties remaining in its portfolio.

The asset sale agreement between Bolcar Énergie Inc. ("Bolcar") of Montréal, the Company and its joint-venture partner in its seven gas and oil permits in the Sorel area, Quebec for the sale to Bolcar of the said permits (announced in the Company's press releases of May 19, 2004 and September 2, 2004) has now expired without the proposed transaction being closed. Bolcar did not complete the minimum additional equity financing per the terms of the agreement. The Company is now open to proposals from all interested parties on the permits.

Dr. Didier Pomerleau, a director of the Company since May 7, 2001, resigned from his directorship effective March 3, 2005 due to his busy work schedule. The Company thanks Dr. Pomerleau for his dedicated service during his tenure.

ALTAI RESOURCES INC. IS AN EXPLORATION COMPANY WITH A PORTFOLIO OF PROMISING NATURAL GAS, GOLD, NICKEL AND INDUSTRIAL MINERALS PROPERTIES IN CANADA AND PHILIPPINES.

For further information, please contact **Dr. Niyazi Kacira, President and CEO** Tel: (416) 383-1328
Fax: (416) 383-1686 Email: altai@arex.com Internet: http://www.altairesources.com

TSX Venture Exchange has neither approved nor disapproved of the information contained herewith.